AMA SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

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SEC FILE NUMER
8- 51263

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AMA SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

484 PACIFICA STREET, 3RD FLOOR
(No. and Street)

STAMFORD	CT	06902
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JOSEPH SIPKIN	(917) 579-9152	JSIPKIN@LERNERSIPKIN.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

REID CPAS
(Name – if individual, state last, first, and middle name)

7600 JERICHO TURNPIKE	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

7/2/2013	5861
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, MICHAEL DOCKMAN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to AMA SECURITIES LLC as of 12/31/21, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

MANAGING DIRECTOR

Title

Notary Public

ABIGAIL BOYER
NOTARY PUBLIC
HARDFORD COUNTY
MARYLAND
MY COMMISSION EXPIRES JULY 14, 2025

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



REID
ACCOUNTANTS • ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of AMA Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of AMA Securities LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of AMA Securities LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of AMA Securities LLC's management. Our responsibility is to express an opinion on AMA Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to AMA Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as AMA Securities LLC's auditor since 2019.

Reid CPAs, LLP

Woodbury, NY
March 31, 2022

REID CPAs, LLP **Woodbury | New York | Boca Raton**

7600 Jericho Turnpike, Suite 400, Woodbury, NY 11797 P: **516-802-0100** W: **ReidLLP.com**

AMA SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash	$ 79,003
Other assets	2,602
Total assets	$ 81,605

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$ 13,200
Total liabilities	13,200

Member's Equity:

Total member's equity	68,405
Total liabilities and member's equity	$ 81,605

Note 1 -   **Nature of Business**

AMA Securities, LLC ("the Company") is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly owned by AMA CP Holdings LLC ("Holdings").

The Company provides investment advice and issues fairness opinions for companies in the transportation and energy industries.

Note 2 -   **Summary of Significant Accounting Policies**

a)   ***Basis of Presentation***
The financial statements are prepared in accordance with accounting principles generally accepted in the Unites States of America.

b)   ***New Accounting Pronouncements***
In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends the FASB's guidance on the impairment of financial instruments. The ASU adds to GAAP, an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. Under the new guidance, the Company recognizes as an allowance, its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses, if any. The ASU is also intended to reduce the complexity of GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. Further, the ASU makes targeted changes to the impairment model for available-for-sale debt securities. The new CECL standard became effective on January 1, 2020, and the Company applied the modified retrospective method of adoption which resulted in no adjustment to member's capital as of the effective date.

Note 2 - Summary of Significant Accounting Policies (continued)

d) Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

e) Income Taxes

The Company is a limited liability company and treated as a disregarded entity for federal and state income tax purposes. As such, it does not pay any taxes. The Company's income or loss is taken into consideration in the tax returns of the members of Holdings for federal and state income tax purposes.

Note 3 - Revenue

Fee income earned by the Company from two clients amounted to $1,625,000 for the year-ended December 31, 2020.

Revenue consists of the following:

Revenue Item Breakdown	Amount	Timing of Recognition
Debt Placement Fee	$1,500,000	When earned
Fairness Opinion	125,000	When earned

Note 4 - Related Party Transactions

Pursuant to the terms of an agreement with Holdings, the Company shall pay $2,000 per month to meet certain of its operating expenses including rent, telephone, and utilities. The Company paid $24,000 to Holdings during 2020.

Note 5 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-l, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2020, the Company's net capital of $161,930 was $111,930 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital was 38.4%.

Note 6 -   **Compliance with Rule 15c3-3**

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to private placements of securities and investment advisory services.

Note 7 -   **Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020 and through March 29, 2021, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2020.

Note 8 -   **COVID-19**

A coronavirus (COVID-19) was first reported in China. In January 2020, the World Health Organization declared it a Public Health Emergency of International Concern. This contagious disease outbreak, which has continued to spread to additional countries, and any related adverse public health developments, could adversely affect the Company's customers, service providers and suppliers as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. More broadly, the outbreak could affect workforces, economies and financial markets globally, potentially leading to an economic downturn. The ultimate impact of the COVID-19 is uncertain. Management continues to monitor the outbreak, however, as of the date of these financial statements the potential impact of such on the Company's business and operations cannot be reasonably estimated.

The U.S. enacted the CARES Act which is an economic stimulus package to assist eligible small businesses to cover certain operational costs due to the adverse impact of COVID-19. In addition, the CARES Act included temporary tax law changes to provide additional relief to U.S. businesses and individual taxpayers.